Filed by Government Properties Income Trust

Commission File No. 001-34364

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Select Income REIT

Commission File No. 001-35442

Registration Statement on Form S-4: 333-227616

Date: November 1, 2018

The following is the transcript of a conference call hosted by David M. Blackman, President and Chief Executive Officer of Government Properties Income Trust, or GOV, and Mark L. Kleifges, Chief Financial Officer and Treasurer of GOV, on November 1, 2018.

Government Properties Income Trust

Third Quarter 2018 Results - Investor Conference Call

Thursday, November 1, 2018 at 11:00 AM

Brad Shepherd:

Thank you. Welcome to Government Properties Income Trust’s call covering third quarter 2018 results. Joining me on today’s call are David Blackman, President and Chief Executive Officer, and Mark Kleifges, Chief Financial Officer.  In addition, we are joined by Jeff Leer, who has been appointed as Chief Financial Officer and Treasurer, effective December 1st, 2018.  Today’s call includes a presentation by management, followed by a question-and-answer session.  I would like to note that the transcription, recording and retransmission of today’s conference call without the prior written consent of GOV, are strictly prohibited.

Today’s conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon GOV’s present beliefs and expectations as of today, Thursday, November 1st, 2018 and actual results may differ materially from those projected in any forward-looking statements. GOV undertakes no obligation to revise or publicly release the results of any revision to the forward-looking statements made in today’s conference call. Additional information concerning factors that could cause those differences is contained in our filings with the Securities and Exchange Commission, or SEC, which can be accessed on GOV’s website at govreit.com or the SEC’s website.  Investors are cautioned not to place undue reliance upon any forward-looking statements.

In addition, this call may contain non-GAAP numbers, including normalized funds from operations, or normalized FFO, and cash basis net operating income, or cash basis NOI. Reconciliations of net income attributable to common shareholders to these non-GAAP figures and the components to calculate them are available in our supplemental operating and financial data package found on GOV’s website.

Now I’d like to turn the call over to David.

David Blackman:

Thank you, Brad and good morning.

On today’s call I will review our quarterly leasing activity, discuss tenants at risk or expected to vacate, provide an update on our property disposition activity and discuss the proposed merger with Select Income REIT before turning the call over to Mark to review our financial results and balance sheet.

For the third quarter of 2018, Government Properties Income Trust executed 182 thousand square feet of new and renewal leases for a 40-basis point roll down in rent, a weighted average lease term of 8.1 years and leasing concessions and capital commitments of four dollars and 41 cents per square foot per lease year.

While our leasing volume with government tenants was low, we are pleased to report that the trend for ten year and longer lease renewals continues.  During the quarter, we executed 18 thousand square feet in two separate leases for a weighted average lease term of 19.7 years.

GOV continues to have a strong leasing pipeline.  Excluding the properties held for sale, we have over two million square feet of active deals.  This includes more than 766 thousand square feet of potential new leases, of which almost 300 thousand square feet would absorb vacant space in our buildings.

Now let’s review leases at risk for renewal for the next 12 months:

As of September 30th, and excluding properties held for sale, GOV had leases contributing 17.6 percent of annualized rent that are subject to expiration during the next 12 months. Of these expirations, we expect tenants contributing 3.2 percent of GOV’s annualized rent to vacate at lease expiration.  This is an increase of 127 basis points from the previous quarter after adjusting 39 basis points for tenants that vacated as expected and 166 basis points for newly identified tenants we expect to vacate, which includes transitioning tenants from our At Risk category.

Five government agencies contribute 44 percent of the aggregate annualized rent expected to vacate, with two agencies contributing the vast majority of the government total.  These two agencies are the Department of Justice in Washington DC, and the EPA in Golden Colorado, both of which we have been previously discussed. The DOJ vacated in October and the GSA continues to explore options to absorb this space for at least the next 12 months in order to retain control of the building security.  The EPA is expected to relocate to the Denver Federal Center by year end and we have begun marketing the building for sale.

In addition to the tenants we have identified as vacating, we have identified tenants that contribute 271 basis points of GOV’s annualized rent to be at risk of downsizing or vacating over the next 12 months.  This is a 181 basis point increase from the previous quarter after adjusting 40 basis points of annualized rent that was transferred to the Vacate category, 8 basis points of annualized rent for tenants now projected to renew, and 230 basis points for three government tenants added to the category this quarter.

The largest At Risk tenant contributes approximately 200 basis points of our annualized rent, is the U.S. Government and is new to the At Risk category this quarter.  The remainder of the At Risk tenants are small with no one tenant contributing more than 40 basis points of GOV’s annualized rent.

This forward perspective into GOV’s lease expiration schedule is the best information we have available today based upon our dialogue with tenants.  Lease negotiations are fluid and circumstances can change.  However, tenant retention and attracting new tenants to our buildings remain a significant area of focus for GOV.

Now let’s turn to our property disposition activity.…

We did not close any property sales during the third quarter.  However, we did enter agreements to sell a property in Washington DC for 70 million dollars and a 1.6 million square foot portfolio in suburban metro DC for 201.5 million dollars.  In October we also entered an agreement to sell another 1.6 million square foot portfolio in suburban southern Virginia for 167 million dollars.  These are the buildings we have classified as held for sale.  Assuming these three sales close as expected GOV will have completed 590 million dollars of property sales since the acquisition of First Potomac and will have met the guidance we provided for using asset sales to permanently finance the acquisition.

Turning to the merger plan ……

There is a fair amount of information available to the public with regarding the pending combination with SIR, including our joint investor presentation from the announcement on September 17th and the first amendment to the preliminary joint proxy filed with the SEC on October 26th.  So rather than rehashing the information that has already been disclosed, I am going to provide an overview of the combined company, summarize the key points and outline the principal reasons why we believe the merger should be supported by GOV shareholders.

The merger will combine SIR with GOV to form what we believe will be a leading national office REIT with increased scale, enhanced tenant and geographic diversification, a well-laddered lease expiration schedule, a broader investment strategy, and a company with one of the highest percentages of rent paid by investment grade rated tenants in the office sector.  GOV will be the surviving entity and will change its name to Office Properties Income Trust, or OPI, upon closing the merger.

On a pro forma basis as of September 30, 2018, the combined company will own 213 buildings containing 30.2 million square feet located in 38 states and the District of Columbia that will be 92 percent occupied with a weighted average remaining lease term of 5.8 years.  Approximately 66 percent of the combined company’s annualized rent will be paid by investment grade rated tenants and only 29 percent of annualized rent will expire between 2018 and 2021.  The combined company is expected to pay a dividend based upon 75 percent of cash available for distribution, which is estimated to be between 50 cents and 60 cents per share per annum and which is also expected to provide the combined company with greater financial flexibility and a greater ability to increase the dividend over time.

The investment strategy for the combined company will focus on office properties in highly desirable markets that have strong economic fundamentals to support growth.  We expect to acquire both single tenant buildings and multi-tenant buildings.  Single tenant building acquisitions will be for properties that are strategic to tenants and will include built to suit properties, corporate headquarters and buildings where tenants have invested meaningful capital.  They will also need to have a minimum remaining lease term of seven years.  Multi-tenant building acquisitions will be buildings primarily leased to government tenants and for government agencies with high security requirements or where the agencies’ mission is strategic to the buildings’ location.  We also expect to focus primarily on first generation buildings where we believe getting at least one tenant renewal is more likely and where ongoing capital needs will be more modest.

A key component of our investment strategy will be the implementation of a capital recycling program in which the company expects to prune between 100 and 300 million dollars of properties annually to reinvest in properties that are expected to improve the average age of our portfolio, the weighted average remaining lease term and tenant retention prospects and to manage ongoing capital requirements.  This is also expected to create accretion to cash available for distribution over time.

Now a quick review of what has been accomplished since the merger announcement and what is expected to occur as we approach the merger closing…...

On October 9th, we sold all of our 24.9 million common shares of SIR and used the net proceeds of approximately 435 million dollars to repay outstanding debt.  On October 26th, a first amendment to the preliminary joint proxy was filed to address comments received from the SEC.  Once the proxy is declared effective, we will set a shareholder meeting date for GOV shareholders to approve the issuance of shares to SIR shareholders.  The threshold for this approval is an affirmative vote by a majority of votes cast at the shareholder meeting.  We expect the merger will close by December 31, 2018.

There are numerous reasons why we believe the combination of GOV and SIR is in the best interest of GOV to include the enhanced portfolio characteristics of the combined company that I have already discussed.  However, we believe the most important reasons are that the combination is expected to be significantly accretive to GOV’s cash available for distribution and that GOV’s shareholders will receive a significantly higher dividend from the combined company than what GOV shareholders could expect to receive if the merger does not occur.

I will now turn the all over to Mark to review our financial results and balance sheet.

Mark Kleifges:

Thanks, David.

Let’s begin with the review of our property-level performance for the third quarter of 2018.

In the third quarter, GOV’s consolidated cash basis net operating income or cash basis NOI increased by 22.3 million dollars or approximately 55 percent compared to the same quarter last year.  While most of this increase was due to the First Potomac acquisition, our legacy properties also contributed to this quarter’s cash basis NOI growth.

On a same-property basis, third quarter cash basis NOI increased 771 thousand dollars or 2 percent.  Same-property cash rental income increased approximately 1.1 million dollars, or 1.6 percent, compared to the third quarter last year, while same property operating expenses increased 287 thousand dollars, or 1 percent.  Our same-property cash basis NOI margin was 58.4 percent in the third quarter.  Although same property occupancy decreased by 80 basis points to 94.6 percent at quarter end, we were able to achieve same-property cash NOI growth as a   result of the impact of rent increases from recent lease renewals, the burn off of free rent concessions for certain leases and only modest expense growth.

Turning to our consolidated financial results.

Normalized FFO for the third quarter was 53 million dollars, which is up 33.7 percent from 39.6 million dollars for the 2017 third quarter. This increase is primarily the result of the FPO acquisition which closed in October 2017.  Normalized FFO per share for the 2018 third quarter was 53 cents, which is up 12 cents from the 2017 third quarter.  Normalized FFO per share was favorably impacted this quarter by the timing around capital raising activities in the third quarter of last year when GOV issued 27.9 million common shares to pre-fund a portion of the FPO acquisition which did not close until the subsequent quarter.

G&A Expense for the third quarter was 22.4 million dollars which was up 19 million dollars from the 2017 third quarter.  G&A expense in the third quarter includes 16.2 million dollars of incentive management fee expense accrued in the quarter based on the outperformance of GOV’s common shares versus the benchmark index from January 1st, 2016 through the end of the third quarter.  This expense accrual is not included in the calculation of our third quarter Normalized FFO.  As a reminder, the ending share price used to calculate total return for the incentive fee is the highest ten consecutive day average closing price over the final 30 days of the measurement period.  This methodology had the effect of excluding the drop in GOV’s share price following the announcement of the potential merger with SIR from the quarter end calculation. As calculated as of October 31st, there is no incentive fee payable by GOV for 2018.

Turning to capital expenditures and the balance sheet, in the 2018 third quarter we spent 6.7 million dollars on recurring building improvements and 4.1 million dollars on tenant improvements and leasing costs. As of quarter end, we had approximately 34 million dollars of unspent leasing-related capital obligations.

At September 30th, GOV’s ratio of debt to total gross assets was 56.1 percent and, for the quarter, debt to annualized adjusted EBITDA was 7.3 times.  Pro forma for the repayment of debt with proceeds from the sale of our investment in SIR common shares and the 20 properties under contract for sale, debt to total gross assets was 43.2 percent and debt to annualized adjusted EBITDA was 6.5 times.

Operator, that concludes our prepared remarks. We’re ready to open the call up for questions.

Operator:  Yes, thank you. We will now begin the question and answer session.  To ask a question, you may press * then 1 on your touchtone phone.  If you’re using a speakerphone, please pick up your handset before pressing the keys.  To withdraw your question, please press * then 2. At this time, we will pause momentarily to assemble the roster.  And the first question comes with Bryan Maher with the Riley FBR.

Bryan Maher:  Good morning, guys.  Quick question on the sales asset outlook for 2019.  Has that changed at all as it relates to what you’re looking to market in 2019 and are you seeing any change in cap rates when you have discussions with potential buyers?

David Blackman:  Sure, Bryan.  Good question.  You know, we’ve spent a fair amount of time looking at the assets we identified for sale in 2019 as part of the merger and have begun the process of getting broker opinions of value and marketing plans so we can be prepared to hit the market in early 2019.  We haven’t really seen any change at this point in terms of cap rate expectations.  Definitely on the acquisition side, we are seeing assets continue to trade at relatively low cap rates and there’s been no increase in cap rates as rates have increased. I don’t know that it’s sustainable, but as of today, we are not seeing a change and pricing.

Bryan Maher:  And can you share with us the cap rates achieved on the assets that are pending closing or do you prefer to wait until they close?

David Blackman:  Yeah, Bryan, we typically wait until they close.  So we should be able to do that at year-end’s earnings announcement.

Bryan Maher:  And then as it relates to the, you know, vacate properties, there seems to be a couple of new ones in there from the government, what kind of reasoning are they giving you on the vacates?

David Blackman:  Another good question, Brian.  You know, you don’t always get a reason.  You know, we added a relatively large lease to the At Risk category this quarter.  And it’s really, you know, we added it to the At Risk because it’s really unclear as to whether or not they’re going to renew or not.  I think there’s still a chance that we could renew them or another government agency in that place, but we would rather the conservative and how we look at that.  You know, when I look at the At Risk report, substantially all the tenants that we’ve identified at risk are potential downsizing.  And so we’re still seeing a little bit of an effect from the increase in utilization rates and a couple of buildings where, you know, we may have had the GSA under a single lease, but there were five or six agencies there were occupying space in the building and we’re now breaking them out into individual leases.  Does that help?

Bryan Maher:  And then my last question, lastly for me, how should we think about the next, you know, couple of weeks as, you know, we approach a vote on GOV and SIR? I mean, it would seem that, you know, the SIR votes are effectively in the bag with you guys controlling 30 percent of that vote, but we’re increasingly getting calls from GOV shareholders, you know, asking, you know, the prospect for the vote on the GOV side to not go through. So how are you thinking about that and how are you planning on marketing this deal to investors over the next several weeks?

David Blackman:  Sure, it’s another good question, Bryan.  We have a high degree of confidence that we will get the shareholder vote for both GOV and for SIR.  You know, quickly, the threshold for the SIR vote is 50 percent of outstanding shares, of which GOV and insiders control about 30 percent of those shares.  So, you know, we’re pretty well positioned as it relates to SIR.

On the GOV side, it’s 50 percent of votes cast at the shareholder meeting.  So we obviously have to get a quorum, but the threshold there is much lower.  And if you look at GOV’s top 10 shareholders, they control almost 50 percent of outstanding shares.  So our expectation is that once Glass Lewis and ISS publish, which will be after we set a shareholder meeting date, we will reach out to you our top investors and; to have conversations because most of them really won’t focus until such a time as ISS and Glass Lewis publish. So you know, I think we’re pretty well positioned on both sides, Bryan, and again, we are highly confident that we we’ll get the vote on both sides.

Bryan Maher:  Thanks, David.

Operator:  Thank you.  And the next question comes from Adam Grabowski with Morgan Stanley.

Adam Grabowski:  Guys, thanks for taking my question.  I just had a quick question on some data in the proxy statement.  It looks like in the financial prospects for standalone GOV in 2019 and 2020, there are some pretty significant CAPEX spending built in there.  I was just wondering if you could talk a little bit about, you know, where that money is going and what your thoughts are around that capital allocation.

David Blackman:  Well Adam, a lot of that capital is leasing capital.  And obviously, you know, it has a lot to do with our continued leasing velocity, which has been strong. And you know, as you can see during the quarter, our capital ticked up a little bit at $4.41 per square foot per lease year.  Now, that’s not necessarily what all leases are going to be at, but you know, as we are seeing with the U.S. government, you know, the trend is to do longer duration leases.

So you know, this quarter we had almost a 20-year weighted average remaining lease term for the leases executed.  And that has an impact on capital.  So you know, that combined with the fact of just the volume of leases that are expiring in 2019 and the $34 million of capital that we have committed that’s unspent is really what’s driving that.  Does that make sense?

Adam Grabowski:  Yeah.  Yeah, absolutely.  Appreciate the color there.  And then, just on the mark to market on leasing for nongovernment tenants this quarter was pretty much flat, I was just sort of wondering where you see that tracking into the leasing that’s coming up in 4Q ‘18, early ‘19 and what you kind of estimate the embedded mark to market it is within the current portfolio.

David Blackman:  Yeah, you know, it’s, honestly the experience that we have had with our nongovernment tenants has been more roll downs and rent.  I mean, if you look over the last four quarters, we’ve had more, I think, roll downs and roll ups.  I think in the Q, which we typically discuss our expectation for the next 12 months, we think it’s flat to slightly down.

Adam Grabowski:  Okay. Thank you. That’s it for me.

Operator:  Thank you.  And this is the end of the question and answer session, so I would like to return the floor to David Blackman for any closing comments.

David Blackman:

Thank you.  Before concluding today’s call, I would like to take a moment to congratulate Mark on his retirement and thank him for his many years of service at RMR and for his contributions to our managed companies.  Mark’s expertise and contributions have been essential to RMR’s growth and success.  You have also been a great partner and a trusted advisor.  I speak for everyone at RMR in wishing you a joyful retirement.  You will be missed here at RMR.

Operator, that concludes our call.

ADDITIONAL INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS AND WHERE TO FIND IT

In connection with the merger and the other transactions contemplated by the merger agreement, GOV has filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-4, as amended, or the Form S-4, containing a preliminary joint proxy statement/prospectus and other documents with respect to the merger and the other transactions contemplated by the merger agreement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS.

After the registration statement for the merger has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to GOV’s and SIR’s shareholders. Investors will be able to obtain free copies of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of GOV’s filings with the SEC from GOV’s website at www.govreit.com and free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com.

PARTICIPANTS IN THE SOLICITATION RELATING TO THE MERGER AND OTHER TRANSACTIONS

GOV, its trustees and certain of its executive officers, SIR, its trustees and certain of its executive officers, and The RMR Group LLC, The RMR Group Inc. and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from GOV’s shareholders in respect of the approval of the issuance of GOV common shares of beneficial interest in the merger and from SIR’s shareholders in respect of the approval of the merger and the other transactions contemplated by the merger agreement to which SIR is a party. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of GOV’s and SIR’s shareholders in connection with the merger and the other transactions contemplated by the merger agreement is set forth in the preliminary joint proxy statement/prospectus for the merger filed, and will be set forth in the definitive joint proxy statement/prospectus for the merger to be filed, with the SEC. You can find information about GOV’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. You can find information about SIR’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from GOV or SIR, as applicable, using the sources indicated above.